Filed Pursuant to Rule 433
Registration Statement No. 333-255456

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL

The Singapore Exchange Securities Trading Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not an offer to sell or the solicitation of an offer to acquire, purchase or subscribe for securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever.

Republic of Indonesia

Jakarta, September 6, 2022 — The Republic of Indonesia (“the Republic”) announced today that it is inviting holders of each series of bonds set forth in the table below (collectively, the “Old Bonds” and each, a “series” of Old Bonds) to submit offers (the “Offers”) to sell the Old Bonds to the Republic for cash. The invitation to submit Offers to sell Old Bonds for cash described in this announcement is referred to as the “Invitation.” The full terms and conditions of the Invitation are described in the Invitation for Offers dated September 6, 2022 (the “Invitation for Offers”). The Offers may, if accepted on terms and conditions acceptable the Republic, result in certain holders of a series of Old Bonds who express an Indication of Interest (as defined herein) becoming a holder in (i) new U.S. dollar denominated bonds due 2032 of the Republic (the “2032 Bonds”) and (ii) new U.S. dollar denominated bonds due 2052 of the Republic (the “2052 Bonds” and, together with the 2032 Bonds, the “New Bonds”). All capitalized terms used but not defined in this announcement have the respective meanings specified in the Invitation for Offers.

The total principal amount of Old Bonds to be acquired in the Invitation will not exceed U.S.$500,000,000 in the aggregate across all series of Old Bonds (the “Maximum Purchase Amount”) and the Republic will determine in its sole discretion the aggregate principal amount of bonds of each series of Old Bonds to be acquired in the Invitation, as described in the Invitation for Offers. The Republic reserves the right to increase or decrease the Maximum Purchase Amount in its sole discretion. The Invitation is not conditioned upon any minimum participation of any series of Old Bonds or on the closing of the offering of the New Bonds (the “New Bonds Offering”), but is conditioned, among other things, the pricing of the New Bonds. The New Bonds Offering will be made solely by means of a prospectus relating to that offering, and the Invitation for Offers does not constitute an offer to sell or the solicitation of an order to buy the New Bonds.

For each series of Old Bonds that are accepted pursuant to the Invitation, the Billing and Delivering Bank (as defined herein) will pay a purchase price per U.S.$1,000 in principal amount of each series of Old Bonds that are accepted pursuant to the Invitation equal to the fixed price indicated in the table below (the “Purchase Price”), in each case together with accrued and unpaid interest from, and including, the last interest payment date for such Old Bonds to, but not including the Settlement Date (as defined herein), with respect to their offered Old Bonds (“Accrued Interest”).

Old Bonds	Outstanding Principal Amount as of September 6, 2022	Maturity Date	Series	ISIN	CUSIP	Purchase Price (per U.S.$1,000 Principal Amount)	New Bonds in respect of which Indication of Interest can be submitted
Group 1 Bonds
5.375% Global Bonds due 2023	U.S.$757,770,000	October 17, 2023	Regulation S	USY20721BH19	Y20721BH1	U.S.$1,026.50	2032 Bonds
			Rule 144A	US455780BP02	455780BP0
5.875% Global Bonds due 2024	U.S.$1,726,385,000	January 15, 2024	Regulation S	USY20721BJ74	Y20721BJ7	U.S.$1,031.00
			Rule 144A	US455780BQ84	455780BQ8
Group 2 Bonds
4.750% Global Bonds due 2026	U.S.$2,169,731,000	January 8, 2026	Regulation S	USY20721BN86	Y20721BN8	U.S.$1,024.00	2032 Bonds
			Rule 144A	US455780BV79	455780BV7
8.500% Global Bonds due 2035 (the “2035 Bonds”)	U.S.$1,600,000,000	October 12, 2035	Regulation S	USY20721AE96	Y20721AE9	U.S.$1,279.20	2052 Bonds
			Rule 144A	US455780AT33	455780AT3
6.625% Global Bonds due 2037 (the “2037 Bonds”)	U.S.$1,500,000,000	February 17, 2037	Regulation S	USY20721AJ83	Y20721AJ8	U.S.$1,108.25
			Rule 144A	US455780AX45	455780AX4
7.750% Global Bonds due 2038 (the “2038 Bonds”, and together with the 2035 Bonds and the 2037 Bonds, the “2004 Indenture Bonds”)	U.S.$2,000,000,000	January 17, 2038	Regulation S	USY20721AL30	Y20721AL3	U.S.$1,215.00
			Rule 144A	US455780AZ92	455780AZ9

You must specify at the time of submission of an Offer whether your Offer is in respect of a Preferred Tender or a Non-Preferred Tender (each as defined herein). The Invitation will commence on September 6, 2022 for both Non-Preferred Tenders and Preferred Tenders (and, unless extended or terminated early, (i) expire at (a) such time at which the bookbuilding process for the New Bonds closes or (b) such later time on September 6, 2022 as the Republic, in its sole discretion, may determine (the “Preferred Tenders Expiration Time”) for Preferred Tenders (the “Preferred Tender Period”), and (ii) expire at or after the Preferred Tenders Expiration Time on September 6, 2022 as the Republic, in its sole discretion, may determine (the “Non-Preferred Tenders Expiration Time”) for Non-Preferred Tenders. The settlement of the Invitation is scheduled to occur on September 13, 2022 (the “Settlement Date”). “Preferred Tenders” means the Offers for a series of Old Bonds that are submitted concurrently with the submission of a corresponding Indication of Interest. Preferred Tenders must be submitted during the Preferred Tender Period. “Non-Preferred Tenders” means the Offers for a series of Old Bonds that are not Preferred Tenders. Non-Preferred Tenders include, among others, Offers that are submitted without the concurrent submission of an Indication of Interest. Non-Preferred Tenders must be submitted during the Non-Preferred Tender Period. “Indication of Interest” means the submission to the underwriters of the New Bonds Offering, prior to the expiration of the Preferred Tender Period, of a firm bid for a certain principal amount of New Bonds equal to the principal amount of Old Bonds validly tendered by a holder at terms acceptable to the Republic. Holders of Old Bonds may submit a corresponding Indication of Interest in respect of the relevant series of New Bonds as specified in the table above.

Holders of the Old Bonds will not have withdrawal rights with respect to the Invitation.

Valid submission of Offers made in accordance with the terms and conditions of the Invitation are subject to an order of acceptance as described in the Invitation for Offers and may be subject to proration in the Republic’s sole discretion. Offers made by holders of Old Bonds that are under the heading “Group 1 Bonds” will be accepted before Offers made by holders of Old Bonds that are under the heading “Group 2 Bonds”. The acceptance order and proration procedures are described in the Invitation for Offers and the Republic may, at its sole discretion, adjust such procedures so as to apply prorationing differentially to each respective series of Old Bonds (prioritizing one or more such series).

By 3:00 a.m., New York City time, on September 7, 2022, or as soon as possible thereafter, the Republic expects to announce the results of the Invitation and (i) to instruct Deutsche Bank AG, London Branch (the “Billing and Delivering Bank”) to accept, subject to proration and other terms and conditions described in the Invitation for Offers, valid Preferred Tenders and valid Non-Preferred Tenders and (ii) to announce the aggregate principal amount of bonds of each series of Old Bonds to be acquired (together with the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders accepted in relation to each such series of Old Bonds) and whether any Preferred Tenders and Non-Preferred Tenders will be prorated. Each of the Republic and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any Offers for any reason.

A holder of a series of Old Bonds may submit Offers through any of the relevant Dealer Managers (as defined below) only. Holders will not be able to submit Offers through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, S.A. (“Clearstream”) or The Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place an Offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that has an account with a Dealer Manager. Holders may be required to pay a fee or commission to such broker or intermediary through which Old Bonds are tendered.

If you hold Old Bonds through DTC, they must be delivered to the Billing and Delivering Bank for settlement no later than 3:00 p.m., New York City time, on the Settlement Date. If you hold Old Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Bonds to the Billing and Delivering Bank is the overnight process, one day prior to the Settlement Date; you may not use the optional daylight process. Failure to deliver Old Bonds on time may result (i) in the cancellation of your Offer and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Bonds in the New Bonds Offering in respect of your related Indication of Interest (as defined below) and/or (b) in the cancellation of your Offer and in your remaining obligation to purchase your allocation of New Bonds in respect of your related Indication of Interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose Offer is cancelled will not receive the relevant Purchase Price or Accrued Interest. The Invitation will not be eligible for the DTC Automated Tender Offer Program.

All Old Bonds that are tendered pursuant to Offers placed through a Dealer Manager and are accepted will be purchased by the Billing and Delivering Bank as instructed by the Republic directly or, if the tendering holder does not have an account with the Billing and Delivering Bank, through the respective Dealer Manager, in such amounts as the Republic shall determine. Only the Billing and Delivering Bank will be liable for the payment of the relevant Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted as instructed by the Republic. None of the other Dealer Managers or the Republic will be liable under any circumstances for the payment of the relevant Purchase Price and Accrued Interest for any Old Bonds tendered in the Invitation by any holder. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the settlement of the Invitation on the Settlement Date as described in the Invitation for Offers.

The information in this announcement is only a summary. You may request a copy of the Invitation for Offers by contacting the Dealer Managers or the Information Agent at the addresses and telephone numbers set forth below, or you may download the Invitation for Offers at the Invitation website at https://projects.morrowsodali.com/roi.

This announcement is not an offer or a solicitation of offers. The Invitation is made solely by means of the Invitation for Offers. The Invitation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction where an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

NEITHER THIS ANNOUNCEMENT NOR THE INVITATION FOR OFFERS CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL BONDS IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO DO SO, AND TENDERS OF BONDS FOR PURCHASE PURSUANT TO THE INVITATION FOR OFFERS WILL NOT BE ACCEPTED FROM BONDHOLDERS IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE AN INVITATION TO TENDER TO BE MADE BY A LICENSED BROKER OR DEALER AND THE DEALER MANAGER OR ITS AFFILIATE IS SUCH A LICENSED BROKER OR DEALER IN SUCH JURISDICTIONS, ANY INVITATION SHALL BE DEEMED TO BE MADE ON BEHALF OF THE OFFER BY THE DEALER MANAGER OR SUCH AFFILIATE, AS THE CASE MAY BE, AND NO INVITATION IS MADE IN ANY SUCH JURISDICTION WHERE THE DEALER MANAGER OR ITS RELEVANT AFFILIATE IS NOT SO LICENSED.

THE OFFEROR

Ministry of Finance of the Republic of Indonesia

Gedung Frans Seda, 2nd Floor

Jl. Dr. Wahidin No.1

Jakarta 10710

Indonesia

DEALER MANAGERS

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States

Attention: Liability Management Group

Telephone: +1 (888) 292 0070 (U.S.
Toll Free)

+1 646 855 8988 (U.S.)

+44 20 7996 5420 (London)

Email: DG.LM-EMEA@bofa.com

Credit Suisse (Singapore) Limited One Raffles Link #03-01 South Lobby Singapore 039393 Attention: CS DCM Syndicate Telephone: +852 2101 7847 / +65 6212 8226 Email: list.hkdcmsyndicate@credit-suisse.com	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Attention: Liability Management Telephone: +44 207 545 8011 (London) +65 6423 5342 (Singapore)

The Hongkong and Shanghai Banking Corporation Limited

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Telephone: +852 3941 0223 (Hong Kong)

+44 20 7992 6237 (London)

+1 (888) HSBC-4LM (U.S. toll-free), +1 (212) 525-5552 (U.S.)

Email: liability.management@hsbcib.com

J.P. Morgan Securities plc 25 Bank Street Canary Wharf London, E14 5JP United Kingdom Attention: Debt Capital Markets Group Email: Head_of_EMEA_DCMG@jpmorgan.com

INFORMATION AGENT

Morrow Sodali Ltd

In Hong Kong: The Hive, 33-35 Hillier St, Sheung Wan Telephone: +852 2319 4130	In Stamford: 333 Ludlow Street, 5th Floor, South Tower, CT 06902 Telephone: +1 203 609 4910	In London: 103 Wigmore Street W1U 1QS Telephone: +44 20 4513 6933

Email: roi@investor.morrowsodali.com Invitation Website: https://projects.morrowsodali.com/roi